                                                                    Exhibit 2


    The Option Committee is composed of Messrs. Ferguson and Slayden, and Dr. Johnson. The Committee administers the Company's stock option plans. The Option Committee met once and acted by unanimous written consent eleven times during 1995.

    The Audit Committee is composed of Messrs. Ferguson and McAfee, and Dr. Cooper. The Committee is empowered, among other things, to (i) recommend annually the appointment of independent public accountants to the Board, (ii) review the scope of audits made by independent public accountants and the audit reports submitted by such accountants, (iii) if the Company employs an internal auditing staff, to determine the duties and responsibilities of such staff, review the annual internal audit program and review audit reports submitted by such staff, and (iv) take such action as it deems appropriate to assure that the interests of the Company are adequately protected. The Audit Committee met five times during 1995.

COMPENSATION OF DIRECTORS

    Messrs. Ferguson, McAfee and Slaydon and Dr. Johnson receive $2,500 per meeting of the Board; each such director, together with Dr. Cooper, also receives $500 per Committee meeting. Directors also are reimbursed by the Company for out-of-pocket expenses incurred for attending meetings. Certain directors have employment or consulting agreements with the Company. See "Executive Compensation-Employment and Consulting Agreements" for a description of their compensation during 1995. Directors are also eligible to receive options to purchase shares of the Company's Common Stock under the Fourth Amended and Restated 1986 Executive Nonqualified Stock Option Plan (the "Stock Option Plan"). During 1995, Drs. Cooper and Johnson and Messrs. Ferguson and Slayden were each granted an option to purchase 5,000 shares of the Company's Common Stock at $28.25 per share, the fair market value of the shares on the date of grant. During 1995, Mr. Slayden also received $5,000 in compensation from the Company for performing certain special projects for the Board. Members of management receive no fees for serving as directors of the Company.

DELINQUENT FILING OF STOCK OWNERSHIP AND TRADING REPORTS

    During 1995, Mr. Ragsdale failed to report on a timely basis the acquisition of 297 shares of Common Stock received upon the conversion of Hallmark shares in the merger of Hallmark and a wholly-owned subsidiary of the Company on October 5, 1994, and Mr. Chaney failed to report on a timely basis the acquisition of 100 shares of Common Stock acquired on October 19, 1994 at the opening trading ceremony for the Company's Common Stock on the New York Stock Exchange ("NYSE"). Both of these transactions were reported on Forms 5 filed on February 14, 1996. There were no other late filings of reports on Forms 3, 4 or 5 by any director, officer or person known by the Company to be the beneficial owner of more than ten percent of the Company's Common Stock during 1995.

                       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                OWNERS AND MANAGEMENT

    The following table sets forth, as of March 15, 1996, certain information as to the shares of Common Stock beneficially owned by (i) each person who is known by the Company to be a beneficial owner of more than five percent of the Company's outstanding Common Stock, (ii) each director and nominee as director of the Company, (iii) each executive officer named under the Summary Compensation Table, and (iv) all executive officers and directors of the Company as a group.


                                                            AMOUNT AND NATURE                 PERCENTAGE
    NAME AND ADDRESS OF                                        OF BENEFICIAL                       OF
    BENEFICIAL OWNER (1)                                     OWNERSHIP (2)(3)                  CLASS (3)
    --------------------                                     ----------------                  ---------
Massachusetts Financial Services Company                         1,784,320                        9.11%
500 Boylston Street
Boston, Massachusetts 02116

A I M Management Group, Inc.                                     1,515,400                        7.74%
11 Greenway Plaza, Suite 1919
Houston, Texas 77046

RCM Capital Management                                           1,095,100                        5.59%
Four Embarcadero Center
San Francisco, California 94111-4189

Richard E. Ragsdale(4)                                             485,927                        2.47%

David L. Steffy(5)                                                 372,399                        1.89%

E. Thomas Chaney(6)                                                271,432                        1.38%

James T. McAfee, Jr.(7)                                            263,762                        1.35%

M. Ray Ferguson(8)                                                  45,499                        *

George O. Johnson, Ph.D.                                            14,003                        *

Kay W. Slayden                                                      13,985                        *

Deborah G. Moffett                                                   4,900                        *

Thomas P. Cooper, M.D.                                                -                           *

Martin S. Rash                                                        -                           *

Tyree G. Wiburn                                                       -                           *

All directors and executive officers
  as a group (11 persons)                                        1,476,106                        7.42%


_________________
*   Less than one percent of class.
(1) The address of each named director and officer is c/o Community Health Systems, Inc., 155 Franklin Road, Suite 400, Brentwood, Tennessee 37027.
(2) Unless otherwise indicated, such shares of Common Stock are owned directly with sole voting and investment power.
(3) Includes the following shares issuable upon exercise of stock options that are currently exercisable or that become exercisable within 60 days of March 15, 1996: Mr. Ragsdale, 108,000 shares; Mr. Steffy, 83,000 shares;
    Mr. Chaney, 58,000 shares; Mr. Ferguson, 34,834 shares; Dr. Johnson, 14,003 shares; Mr. Slayden, 7,305 shares; Mrs. Moffett, 4,900 shares; and all directors and officers, 314,042 shares. The shares described in this note are deemed to be outstanding for the purpose of computing the percentage of outstanding common stock owned by each named individual and by the group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(4) Includes 188,763 shares owned by his wife and children and the Richard E. Ragsdale Unified Credit Trust held for the benefit of his children of which his wife serves as trustee. Also includes 35,000 shares owned by the Ragsdale Family Foundation of which he serves as President and 113,419 shares owned by the First Grantor Retained Annuity Trust of which Mr. Ragsdale serves as trustee.
(5) Includes 289,399 shares owend by the Steffy Family Trust, of which he serves as trustee.
(6) Includes 184,665 shares owned by the Chaney Family Partnership, Ltd. 20,002 shares owned by The Chaney Family Foundation of which he serves as President and 8,665 shares owned by his daughter, of which he disclaims beneficial ownership.
(7) Includes 26,000 shares owned by the James T. and Carolyn T. McAfee Foundation, a charitable trust of which Mr. McAfee serves as trustee.
(8) Includes 10,665 shares owned jointly with his wife.

                                EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid to the Company's Chief Executive Officer and the Company's other five most highly compensated executive officers whose total annual salary and bonus for 1995 exceeded $100,000 (the "Named Executives") with respect to all services rendered to the Company during the calendar year indicated.

                              SUMMARY COMPENSATION TABLE



                                                                                      LONG TERM
                                                                                   COMPENSATION
                                                                                      AWARDS -
                                                    ANNUAL                           SECURITIES
                                                 COMPENSATION (1)                    UNDERLYING              ALL OTHER
          NAME AND                             SALARY          BONUS                  OPTIONS            COMPENSATION (2)
     PRINCIPAL POSITION            Year          ($)            ($)                     (#)                    ($)
- -----------------------------      -----      ----------   -------------          -------------          -----------------
E. Thomas Chaney                   1995       $450,000       $337,500                 20,000                 $182,295
 President and Chief Executive     1994       $336,000       $342,720                100,000                 $132,868
 Officer                           1993       $313,750       $348,000                 20,000                 $137,857

Richard E. Ragsdale                1995       $265,000       $198,750                 18,000                 $ 94,261
 Chairman of the Board             1994       $224,000       $228,480                100,000                 $ 68,836
                                   1993       $206,667       $229,000                 20,000                 $ 76,143

Martin S. Rash (3)                 1995       $275,000       $165,000                 15,000                 $ 49,294
 Executive Vice President and      1994       $210,833       $143,366                 50,000                 $ 14,514
 Chief Operating Officer           1993       $133,333       $ 21,333                  2,000                 $ 13,336

David L. Steffy (4)                1995       $225,000       $168,750                      -                 $ 92,003
 Vice Chairman of the Board        1994       $190,000       $193,800                      -                 $ 71,720
                                   1993       $170,833       $189,000                 20,000                 $ 69,483

Deborah G. Moffett                 1995       $173,333       $ 72,037                 25,000                 $ 18,858
 Senior Vice President and         1994       $138,750       $ 56,850                 12,500                 $ 14,284
 Chief Financial Officer           1993       $118,000       $ 47,200                  2,000                 $ 12,750

Tyree G. Wilburn                   1995       $213,500       $144,112                 12,500                 $ 28,550
 Senior Vice President,            1994       $182,000       $123,760                      -                 $ 23,494
 Acquisitions and Development      1993       $175,000       $129,000                 10,000                 $ 18,673



___________________________
(1) Amount shown include compensation earned but deferred at the election of the executives. None of the Named Executives received perquisites and other benefits with a value in excess of the lesser of $50,000 or 10% of such executive's 1995 annual compensation.
(2) The amounts shown for 1995 consisted of (i) Mr. Chaney: $170,145 - premiums for a variable universal life insurance policy owned by him pursuant to a supplemental welfare benefit plan ("Welfare Plan"); $4,158 - annual matching payment to the 401(k) Retirement and Profit-Sharing Plan ("401(k) Plan"); and $7,992 - matching payment to the Deferred Compensation Plan ("Deferred Plan"), (ii) Mr. Ragsdale; $87,106 - premiums pursuant to the Welfare Plan; $4,158 - matching payment to the 401(k) Plan; and $2,997 - matching payment to the Deferred Plan, (iii) Mr. Rash: $41,869 - premiums pursuant to the Welfare Plan; $4,158 - matching payment to the 401(k) Plan; and $3,267 - matching payment to the Deferred Plan, (iv) Mr. Steffy: $85,928
    - premiums pursuant to the Welfare Plan; $4,158 - matching payment to the 401(k) Plan; and $1,917 - matching payment to the Deferred Plan, (v)
    Mrs. Moffett: $13,942 - premiums pursuant to the Welfare Plan; $4,158 - matching payment to the 401(k) Plan; and $522 - matching payment to the Deferred Plan, and (vi) Mr. Wilburn: $22,785 - premiums pursuant to the Welfare Plan; $4,158 - matching payment to the 401(k) Plan; and $1,607 - matching payment to the Deferred Plan.
(3) Mr. Rash resigned as Executive Vice President and Chief Operating Officer of the Company on February 2, 1996.
(4) Mr. Steffy resigned as Senior Vice President of the Company on August 10, 1995.

   The following table summarizes stock option grants made during 1995 to the Named Executives and the potential realizable values of the options, based upon certain assumptions. The Company has no outstanding stock appreciation rights.

                    OPTION GRANTS IN LAST FISCAL YEAR

        INDIVIDUAL GRANTS
- ------------------------------------------------------
                                                                                POTENTIAL REALIZABLE
                                                                                  VALUE AT ASSUMED
                         NUMBER OF    $ OF TOTAL                                    ANNUAL RATES OF
                         SECURITIES     OPTIONS                                      STOCK PRICE
                         UNDERLYING   GRANTED TO                                    APPRECIATION
                         OPTIONS       EMPLOYEES     EXERCISE                   FOR OPTION TERM (2)
                         GRANTED (1)   IN FISCAL      PRICE      EXPIRATION   ------------------------
NAME                        ($)          YEAR       ($/SHARE)       DATE         5%(4)       10%(4)
- ------------------------ -----------  -----------  -----------  -----------   ---------     ----------
E. Thomas Chaney           20,000        5.1%        $33.875      6/30/2005   $426,076      $1,079,761
Richard E. Ragsdale        18,000        4.6%        $33.875      6/30/2005   $383,469      $  971,785
Martin S. Rash             15,000        3.8%        $33.875      6/30/2005   $319,557      $  809,820
David L. Steffy              -            -             -             -          -                -
Deborah G. Moffett         25,000        6.4%        $33.750      7/05/2005   $530,630      $1,344,720
Tyree G. Wilburn           12,500        3.2%        $33.875      6/30/2005   $266,298      $  674,850

- -------------
(1) Represent stock options to purchase Common Stock granted pursuant to the Stock Option Plan. Options generally are exercisable in 20% annual increments, commencing one year after the date of grant. In the event of a "Change of Control," as defined in the options, the exercisability of the options is accelerated.

(2) Based upon the per share market price on the date of grant and on annual appreciation of such market price through the expiration date of such options at the stated rates. These amounts represent assumed rates of appreciation only and may not necessarily be achieved. Actual gains, if any, depend on the future performance of the Common Stock, as well as the continued employment of the Named Executives for the full term of the options.

         The following table sets forth the number of, and value realized on, shares acquired on exercise of stock options during 1995 by each of the Named Executives and the number of shares covered by unexercised options held by the Named Executives and their value at December 31, 1995.

               AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR END OPTION VALUES


                       SHARES                         NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                      ACQUIRED                       UNDERLYING UNEXERCISED            IN THE MONEY OPTIONS
                         ON           VALUE           OPTIONS AT FY-END (#)               AT FY-END ($)(2)
                      EXERCISE       REALIZED       ----------------------------      ---------------------------
NAME                     (#)          ($)(1)       EXERCISABLE   UNEXERCISABLE       EXERCISABLE   UNEXERCISABLE
- -------------------  ----------     ---------     ------------   -------------       ----------    -------------
E. Thomas Chaney          -             -           108,000         132,000          $2,461,500     $1,621,000
Richard E. Ragsdale       -             -           108,000         130,000          $2,381,500     $1,597,500
Martin S. Rash         36,500       $823,729          2,494          68,440          $   60,698     $  875,335
David L. Steffy         5,000       $123,438         83,000          32,000          $2,093,688     $  729,750
Deborah G. Moffett     15,700       $426,118            400          45,000          $    6,950     $  467,775
Tyree G. Wilburn       36,000       $951,480         24,000          58,500          $  594,500     $1,176,125

- -------------
(1) Represents the difference between the net selling price realized and the exercise price.
(2) Represents an amount equal to the difference between the closing price of the Company's Common Stock on the NYSE of $35.625 on December 29, 1995 minus the option exercise price, multiplied by the number of unexercised options at December 31, 1995.

EMPLOYMENT AND CONSULTING AGREEMENTS

   The Company is a party to continuing employment agreements with Messrs. Chaney, Ragsdale, Steffy and Wilburn, providing for annual base salaries for 1996 of $450,000, $265,000, $225,000 and $231,000, respectively. Each agreement provides for annual salary increases at least equal to the percentage increase in the applicable consumer price index for the preceding 12 months and for annual cash bonuses consisting of percentages of base salaries ranging from 37.5% for Mr. Wilburn to 90% for Messrs. Chaney, Ragsdale and Steffy when 100% of the Company's targeted net income per share is met. Lower bonuses are earned if the Company achieves between 95% to 100% of such profit target. No bonus is earned if the Company achieves less than 95% of the profit target. Mr. Wilburn is also eligible to receive a cash bonus up to an additional 37.5% of base salary upon achieving certain non-financial goals. All agreements provide for additional bonus payments ranging from 2.5% to 3% of base salary for each percentage point by which the Company's performance exceeds the profit target.

   The agreements further provide for certain benefits in excess of those provided to all other employees. Such benefits consist of participation in a welfare benefit plan provided to all management employees in which the Company contributes a percentage of each Named Executive's total cash compensation as premium payments to a variable universal life insurance policy owned by the executive; participation in the Company's Deferred Compensation Plan at a level sufficient to restore benefits lost under the Company's 401(k) Plan due to legislative limits; and long-term disability insurance coverage. A car is also provided to Mr. Chaney.

   Under certain Events of Termination of employment as defined below, Messrs. Chaney, Ragsdale, Steffy and Wilburn are entitled to receive, under the employment agreements, severance benefits for a period of 36 months (24 months for Mr. Wilburn in case of an Event of Termination other than a Change of Control and 30 months in the event of a Change of Control). Such benefits include the continuation of (i) base salary at the rate in effect on the date of the executive's termination of employment, (ii) cash bonus at the lesser of the target bonus or the average actual bonuses earned to the preceding three years, and (iii) continuing participation in various benefit plans. Events of Termination include (i) the Company's termination of the executive's employment without "good cause," as defined in the agreement,
(ii) the executive's voluntary termination following a failure of the Company to perform certain obligations under the agreement, or (iii) the executive's voluntary termination without twelve months following a "Change of Control," as defined in the agreement.

   The Company is a party to a continuing consulting agreement with Dr. Cooper for serving as chairman of the Physicians Advisory Council and assisting with other Company matters. The agreement provides for current annual compensation of $59,808, subject to an annual increase at least equal to the percentage increase in the applicable consumer price index for the preceding 12 months. The agreement may be terminated by the Company subject to payment of the base consulting fee for a period of one year following termination. Pursuant to the consulting agreement, $58,937 was paid to Dr. Cooper during 1995.

   The Company is also a party to a consulting agreement with Mr. McAfee for a term of two years, commencing January 1, 1995. The agreement provides for an annual consulting fee of $180,000 and office allowance of $7,500 per month primarily for his assistance on matters relating to Hallmark. Pursuant to this consulting agreement, the Company paid Mr. McAfee $270,000 in 1995.

CERTAIN TRANSACTIONS

   In connection with his initial employment as Senior Vice President, Acquisitions, the Company lent $200,000 to Mr. Wilburn, of which $100,657 remained outstanding as of March 15, 1996. No interest is payable on the loan, which is due in annual installments as a percentage of his annual bonus payment with the balance due on November 5, 1997.

   In connection with the relocation of the Company's corporate office from Houston to Nashville, the Company lent $100,000 to Mr. T. Mark Buford, its Vice President and Corporate Controller. The loan is all due on December 15, 2000 and bears no interest.

                COMPENSATION AND OPTION COMMITTEES' REPORT
                         ON EXECUTIVE COMPENSATION

   The Compensation and Option Committees (the "Committees") are responsible for setting the Company's compensation philosophy, determining its executive officer compensation program and administering the Company's Stock Option Plan. The following is the Committees' report to the Board of Directors on executive compensation for 1995.

COMPENSATION PHILOSOPHY

   The Board of Directors and the Committees maintain the philosophy that the compensation for the Company's executives should be designed to motivate and reward them for attaining the financial and strategic objectives essential to both the short-term and long-term profitability of the Company, while at the same time allowing the Company to attract and retain the best executives in its industry. Accordingly, the Committees have adopted a compensation program consisting of base salary, bonus and long-term incentive compensation, mainly through stock option grants. The Committees' shared objective is to have a highly leveraged compensation program, which generally offers the executive a salary that approximates the 50th percentile of other comparable publicly-traded healthcare organizations, and a highly variable cash bonus opportunity that brings total annual cash compensation to the 75th percentile of such group when the Company achieves 100% of its profit targets. This payment structure is designed to closely align compensation of executives with the profitability of the Company through the cash bonus component and with stockholder value through stock option grants that provide incentives to the executives to increase the share price. Notwithstanding the Committees' discretion in setting compensation levels for executives, there are certain contractual compensation committees that the Company has with its senior executives pursuant to their employment agreements, which have also been reviewed and approved by the Committees, as described under "Executive Compensation - Employment and Consulting Agreements."

EXECUTIVE COMPENSATION PROGRAM

   To assist the Committees in determining compensation levels for executive officers for 1995, the Committees used a compensation survey prepared by an independent consulting firm as its benchmark and also took into consideration recommendations from the Chief Executive Officer in making compensation adjustments, including stock option grants, for its executives.

   BASE SALARY - Annual salary is designed to compensate executives for their sustained performance and is not subject to specific measurement criteria. Salaries are reviewed on an annual basis and may be adjusted at that time based on the Committees' subjective assessment of that individual's contribution to the Company, level of responsibility, individual performance, and comparable pay practices at other companies. For those executives with employment agreements, annual base salary adjustments are in no event to be less than the percentage of increase in certain CPI indices for the preceding 12 months. Actual 1995 base salary adjustments for executive officers were made based on the Committees' assessment of the foregoing factors at the end of 1994.

   BONUS - Bonus payments to executives are predicated on the Company's success in achieving the targeted net income per share that is set by management and approved by the Board of Directors at the beginning of each calendar year. This profit target is generally set at an annual growth rate of 20% to 25% over the previous year.

   Targeted bonuses, calculated as a percentage of base salary, range from 30% for vice president to 90% for the Chief Executive Officer and certain Named Executives, if the Company achieves 100% of its target. Additional bonuses are paid if the Company exceeds its profit target at the rate of 2% for vice president to 3% for the Chief Executive Officer and certain Named Executives for each percentage point over target. No bonus is paid to the executive officers if the Company fails to achieve at least 95% of its target. In addition, certain Named Executives (other than the Chief Executive Officer) are eligible to receive cash bonuses up to an additional 37.5% of base salary upon achieving certain non-financial goals mutually agreed upon by the individual executive and the Chief Executive Officer for each calendar year. During 1995, actual bonuses ranged from 42% to 75% of base salary for the Named Executives and was 26% for the remaining executive officer. The actual bonuses awarded were based on the Company's having achieved 97% of its targeted net income per share for the year, after making adjustments for certain items pursuant to the terms of the bonus plan or the employment agreements.

   LONG-TERM INCENTIVES - The Company provides long-term incentives to its executives through the Stock 0ption Plan. Stock option grants provide the executives with an ownership interest in the Company to help align their financial interests with those of stockholders. They are of value to the executives only if the share price increases, which will result in an increase in stockholder value. The actual individual awards are not subject to specific measurement criteria. They are based on the Option Committee's subjective assessment of each executive's previous and anticipated future contribution to the Company and the amount and terms of options already held by the executive. Options are granted at the fair market value of the Company's Common Stock on the date of grant, are generally exercisable in 20% annual increments, commencing on the first anniversary date of the date of grant, and generally expire 10 years after the date of grant.

   Executive officers may also participate in the Company's 401(k) savings plan and deferred compensation plan, which include employee and employer contributions, and a welfare benefit plan, which provides additional post-termination benefits to executive officers and certain management employees. Under the welfare benefit plan, the Company contributes a percentage of total cash compensation of each executive based upon his or her age and length of service as premium payments to a variable universal life insurance policy owned by the executive. The cash value of the policy vests in 10% intervals annually over a 10-year period, including past service with the Company. During 1995, the Company paid a total of $433,000, which ranged from 6% to 22% of individual executive officer's total cash compensation.

CHIEF EXECUTIVE OFFICER COMPENSATION

   Mr. E. Thomas Chaney, a co-founder of the Company, has been President and Chief Executive Officer since inception of the Company in 1985. The factors on which Mr. Chaney's 1995 compensation was based are the same as described above for all executive officers pursuant to the Company's executive compensation philosophy and policies.

   After reviewing the salary survey prepared by the executive compensation consulting firm and several significant accomplishments achieved by the Company during 1994 under Mr. Chaney's leadership, including (i) completion of a 4.1 million share Common Stock offering, (ii) increases in the Company's market capitalization from $200 million to $500 million, (iii) the acquisition of Hallmark which doubled the Company's revenues and hospitals,
(iv) listing of the Company's Common Stock on the New York Stock Exchange, and (v) amendment of the Company's Revolving Credit Facility, all of which contributed to a 45% increase in the share price of the Company's Common
Stock during 1994, the Compensation Committee increased Mr. Chaney's base salary from $336,000 to $450,000. Consistent with the Company's compensation policies of linking pay to corporate performance, approximately 43% of Mr. Chaney's 1995 annual compensation consisted of his cash bonus.

   In June 1995, Mr. Chaney was also granted an option under the Stock Option Plan to purchase 20,000 shares of the Company's Common Stock. The stock option grant was made to provide Mr. Chaney with an added incentive to continue to increase long-term stockholder values.

   The Committees believe that Mr. Chaney's short-term and long-term incentive compensation package for 1995 successfully focuses on the importance of increasing profitability and stockholder values and achieves a highly leveraged compensation structure that effectively aligns his compensation with the achievement of corporate performance objectives.


                 Compensation Committee        Option Committee

                 M. Ray Ferguson               M. Ray Ferguson
                 George O. Johnson, Ph.D.      George O. Johnson, Ph.D.
                 Richard E. Ragsdale           Kay W. Slayden
                 Kay W. Slayden
                 David L. Steffy

PERFORMANCE GRAPH

   The following graph demonstrates a 58 month comparison of cumulative total stockholder returns, on a dividend reinvested basis, for the Company and the companies on the Standard & Poor's ("S&P") 500 Stock Index and the S&P Healthcare Composite Index, commencing on March 7, 1991 (the first day the Company's Common Stock was publicly traded).

               COMPARISON OF 58 MONTH CUMULATIVE TOTAL RETURN* AMONG
                           COMMUNITY HEALTH SYSTEMS, INC.,
                             THE S&P 500 STOCK INDEX AND
                        THE S&P HEALTHCARE COMPOSITE INDEX


                                      March  December  December  December  December  December
                                      1991     1991      1992      1993      1994      1995
                                      -----  --------  --------  --------  --------  --------
Community Health Systems, Inc.        $100     $123      $156      $211      $307      $401
S&P 500 Stock Index                   $100     $117      $126      $138      $140      $193
S&P Healthcare Composite Index        $100     $136      $114      $104      $118      $186


* Assumes $100 invested on March 7, 1991 in the Company's Common Stock and on February 28, 1991 for the indices presented.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   The Compensation Committee consists of three non-employee directors, Messrs. Ferguson and Slayden and Dr. Johnson, and two employee directors, Messrs. Ragsdale and Steffy, and is responsible for setting the cash and benefit components of each executive officer's compensation. The Option Committee consists of the three non-employee directors who serve on the Compensation Committee and is responsible for setting the stock option component of each executive officer's compensation.

                          OTHER MATTERS

   The Board of Directors knows of no other matters to be brought before the meeting. However, if any such other matters are properly presented for action, the persons named in the accompanying form of proxy will vote the shares represented thereby in their discretion on such matters.

                       INDEPENDENT AUDITORS

   Representatives of Arthur Andersen L.L.P., the Company's independent auditors, are expected to be present at the Annual Meeting to respond to any appropriate questions and to make a statement if they desire to do so.

                        STOCKHOLDER PROPOSALS

   Proposals of stockholders intended to be presented at the 1997 Annual Meeting must be received by the Company by no later than December 1, 1996 to be considered for inclusion in the proxy materials relating to the 1997 Annual Meeting. In addition, the Bylaws of the Company provide that only stockholder proposals submitted in a timely manner to the Secretary of the Company may be acted upon at an annual meeting of stockholders. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that, if less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to the stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made.

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